Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc.; OCI N.V.

SEC File No.: 001-32597

Date: November 5, 2015

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

New CF will file with the SEC a registration statement on Form S-4 that will include the proxy statement of CF Industries and the shareholders circular of OCI that also constitute prospectuses of New CF. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and its directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl.

CF Industries Holdings, Inc.
Third Quarter 2015 Earnings Conference Call
November 5, 2015

Operator

Good day, ladies and gentlemen, and thank you for standing by, and welcome to the CF Industries Holdings, Incorporated’s Third Quarter Earnings Conference Call.  At this time, all participants are in listen-only mode.  Later we’ll have a question and answer session, and instructions will follow at that time.  If anyone should require operator assistance during this call, you may press star, then 0, on your touch-tone telephone for a live operator.  As a reminder, today’s conference may be recorded.

Now it is my pleasure to turn the conference over to Dan Aldridge, Director of Consumer Relations.

Sir, the floor is yours.

Dan Aldridge

Good morning, and thanks for joining us on this conference call for CF Industries Holdings, Inc.  I’m Dan Aldridge, director of investor relations, and with me are Tony Will, our president and chief executive officer; Dennis Kelleher, our senior vice president and chief financial officer; Bert Frost, our senior vice president of sales, distribution and market development; and Chris Bohn, our senior vice president of supply chain.

CF Industries Holdings, Inc., reported its third quarter 2015 results yesterday afternoon, as did Terra Nitrogen Company L.P.  On this call, we’ll review the CF Industries results in detail and discuss our outlook, referring to several of the slides that are posted on our web site.  At the end of the call, we’ll host a question-and-answer session.

As you review the news releases posted on the Investor Relations section of our web site at cfindustries.dot.com, and as you listen to this conference call, please recognize that they contain forward-looking statements as defined by federal securities laws.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those detailed on Slide 2 of this webcast presentation and from time-to-time in the Company’s Securities and Exchange Commission filings.  These forward-looking statements are made as of today and the Company assumes no obligation to update any forward-looking statements.

Now, let me introduce Tony Will, our president and CEO.

Tony Will

Thanks, Dan, and good morning, everyone.

I’d like to start by acknowledging the outstanding effort our people have given to keep themselves and each other safe.  Our safety performance, reflected in our reportable incident rate, has continued to improve and at the end of the third quarter was set a new, all-time best rate of 0.80 incidents per 200,000 work-hours.  Safety is a hallmark of operational excellence and something we focus on every day.  It is a critical component of our implied License-To-Operate, and it is gratifying to see our team continue to improve on our performance.  This is notable in itself, but all the more remarkable because in addition to our regular operations, we have thousands of extra people on our sites working to complete our capacity expansion projects, along with several scheduled plant turn-arounds.  I would like to thank all our employees and contractors for the focus and leadership they’ve demonstrated to contribute to this great result.

CF Industries reported EBITDA of $256 million for the third quarter and over $1.4 billion for the first nine months of 2015.  The third quarter is seasonally our slowest quarter of the year, and this year in particular it had a lot of noise running through the numbers.

Looking a bit more deeply into our results, you’ll see that the EBITDA for the third quarter was remarkably similar to Q3-2014, after giving effect for certain distinct items.  Most notably:  Unrealized mark to market losses on natural gas hedges, transaction costs related to the deals announced during the quarter, and gains from the remeasurement of GrowHow, along with a few other items.

As you can also see from the slide’s data on Slide 21, EBITDA for the first 9 months of 2015 is virtually on top of our results for 2014 after normalizing for the non-operating item noise in both periods. I’ll now turn the call over to Bert and Dennis to go through the details of the quarter, and then I will wrap up with an update on our strategic initiatives.

Bert?

Bert Frost

Thanks, Tony.

The global fertilizer market has continued to be very competitive, and the supply of fertilizer has been heavily impacted by new, exportable global production and lower ocean freight rates.  During 2015 and through the third quarter, the devaluation of multiple currencies only exacerbated this situation.

The Chinese government devalued their currency during the third quarter.  This devaluation, along with less expensive coal and ocean freight, helped to push the international price of urea lower.  However, over the last few months, China has been reducing its exports.  This decline has also been evidenced in the last three India urea tenders, which saw lower Chinese producer participation.  Additionally, over the last few weeks several large curtailments of urea facilities have been reported in China.

The weak Ruble continues to give incentive to Russian nitrogen producers to export rather than to supply domestic Russian demand.  Prices are higher outside of Russia and payment in dollars is more advantageous than in Rubles.

The Brazilian Real also continued its decline during the quarter, and has had a negative impact on the urea market, where Brazilian imports are down nearly 38 percent year-over-year.

In North America, the third quarter is traditionally a lower demand quarter, as farmers focus on the fall harvest, and manufacturers build their inventories in anticipation of the fall ammonia application and spring fertilizer seasons; this year was no exception.

While all of these factors have led to a depressed pricing environment, we believe pricing is beginning to stabilize and that we have reached the seasonal floor of anthracite coal-based production in China at around $250 a ton delivered to the U.S, Gulf.

Sales volume for the third quarter was 3.2 million tons.  Production volume was heavily impacted by the turnaround and refurbishment at our facility in Woodward, Oklahoma.  The facility was off-line for 75 days during the quarter, impacting year-over-year production by approximately 200 thousand tons combined of UAN, ammonia and DEF.

We entered the third quarter with adequate levels of ammonia inventory after a very robust first six month shipment pace.  The new Donaldsonville urea plant was expected to start production in the third quarter and therefore consume most of the excess ammonia inventory position.  However, the urea plant will come on line later than expected.  Coupled with the previously scheduled downtime of upgrading capacity at Donaldsonville, these drove higher levels of net ammonia than usual, and we made the decision to sell spot ammonia into lower priced export markets.

During the third quarter, we completed a successful UAN fill program that was launched late in the second quarter.  We were able to book over 3 million tons for the campaign at healthy netbacks.

Ammonium nitrate continued the trend of lower demand that began in 2014.  The third quarter is normally a slow demand period for ammonia nitrate in North America, and 2015 is proving to be especially challenged.  However, we were able to maintain an adequate AN production rate in Yazoo City by utilizing the export channel.  In the United Kingdom, AN is also experiencing slow demand, but it is more of a seasonal issue, and we expect there to be good agricultural demand going forward.  We’re optimistic about the future of North American AN, given our supply agreement with Orica that will be starting in 2017 as well as continued growth in the United Kingdom.

The fundamental demand characteristics for nitrogen are strong.  In North America, nitrogen fertilizer demand is expected to be slightly higher in 2016, with about 15.7 million tons of consumption.  The harvest is progressing, ammonia applications have begun, and the current returns for the 2016 crop, based on new crop futures, favor corn plantings.  As a result, CF now expects 2016 planting to be 90.5 million acres, which is 2.1 million acres higher than the current year.

We have an appropriate inventory level of product that we believe is well positioned to support our customers’ needs for the fall ammonia application and spring seasons.  Along with stabilizing prices and lower imports this could lead to better than expected pricing for the fourth quarter.  We expect to be well positioned to sell all that we can produce.

Now let me turn the call over to Dennis.

Dennis Kelleher

Thanks, Bert.

Beginning this quarter, we have changed our segment reporting, moving from four segments: Ammonia, urea, UAN, and “other” to five.  Ammonium nitrate will now be reported as its own segment.  Prior to this change, ammonium nitrate was a part of the “other” segment.  This is as a result of its greater role in our portfolio with the addition of the former GrowHow assets in the United Kingdom.

In the third quarter we generated $256 million of EBITDA on sales of $927 million.  This compares to $338 million of EBITDA on sales of $921 million in the third quarter of 2014.

As Tony discussed, EBITDA results were lower than the prior year period due to a few distinct items.

First, our cost of goods sold was affected by an unrealized mark to market loss on our natural gas hedges of $126 million.  Second, we incurred $37 million in costs associated with our acquisitions.  Third, we had approximately $15 million in costs related to the expansions of our Donaldsonville and Port Neal facilities.  And finally, these were partially offset by a gain of $94 million related to the remeasurement of our investment in GrowHow.

During the quarter we also recorded approximately $30 million in other expenses for certain items.  These items included $17 million in fixed cost absorption related to the turnaround and refurbishment at our Woodward, Oklahoma facility.  There were also approximately $6 million in costs related to the financing of the OCI deal.

The expansion projects are progressing well at both Donaldsonville and Port Neal.  We announced an increase in the projected capital costs of roughly 10% higher than our previous estimate of $4.2 billion dollars.  The main factors driving the estimate up are the finalization of engineering drawings later than we anticipated and the productivity of our contractors.  As engineering has been completed, we have found that the actual construction quantities required to complete the projects exceeded earlier estimates provided by the engineering contractor.  Increases in quantities result in more labor hours required to complete the job, and because we have placed a priority on schedule, that also means more craftsmen, more extended shifts, and lower productivity than originally expected.  However, we now have virtually all the engineering work completed so the uncertainty going forward, at least with respect to quantities of materials, has been significantly reduced.  Weather and labor productivity will continue to be variables in the equation, but we are beginning to see the finish lines, particularly at Donaldsonville.

Including the estimated cost increase, the projects are still expected to generate after tax returns in the mid teens, which is well above our cost of capital.  This is because our initial financial forecast assumed a forward gas strip much higher than the gas strip available today.  Additionally, when we did the original project economics, we used a conservative nitrogen price forecast for the first several years of project operation.

For the full year of 2015, we expect our total capital expenditures to be approximately $2.6 billion.  This consists of approximately $2.0 billion for the capacity expansion projects and approximately $600 million of sustaining and other capital expenditures.

In the third quarter, the company repurchased 358,000 shares for approximately $22.5 million, bringing shares outstanding down to 233 million as of September 30, 2015.  Including shares repurchased during the first two quarters, this brings the company’s year-to-date share repurchases to 8.9 million shares for approximately $527 million.

During the quarter we completed a $1 billion private placement of senior notes.  We intend to use the proceeds to fund our capital expenditure programs and for general corporate purposes.

In the third quarter of 2015, the average realized cost of natural gas purchased by the company for North American operations was $2.77 per MMBtu; a 37 percent decline year-over-year.  The average realized cost of gas purchased by the company in the United Kingdom in the third quarter was $6.43 MMBtu, and gas in the United Kingdom continues to trend downward as the effects of lower oil prices filter into liquefied natural gas prices and long-term gas contracts indexed to oil.  The overall average realized cost of natural gas purchased by the company in the third quarter was $3.07 per MMBtu.

During the third quarter of 2015, we did not enter into any additional hedges for the balance of 2015, but added to existing hedges for 2016 and 2017 in addition to initiating hedges for 2018.  These hedges, and the fixed basis differentials we have in place for our Port Neal and Courtright complexes, have taken a significant amount of cost risk off the table.  For additional detail on the company’s natural gas hedges, please refer to the natural gas table in the appendix of the earnings release.

With that, Tony will provide some closing remarks before we open the call to Q&A.

Thanks, Dennis.

Our performance, financially, has been very solid in 2015, particularly so given the headwinds we have faced:  A challenging global market where abundant supply has pressured product prices; currency exchange rate moves that have either helped some foreign producers become more cost competitive, or made it more challenging for some importing to countries to buy product; and concerns over the commodity sector in general.  Even in the face of these difficulties, our results for the quarter and the first nine months of the 2015 were essentially unchanged from our 2014 results, after normalizing for a few non-operational items.  This continues to demonstrate the strength of our business model and the enduring advantage we have from plentiful, low cost North American natural gas.

If you refer to Slide 11, you will see a table that shows various EBITDA outputs for the standalone CF business, after our capacity expansion projects come online, as a function of our realized cost of natural gas and our average realized selling price of nitrogen products on a urea equivalent basis.  You can clearly see that we can remain highly profitable over very wide conditions on a trailing 12-month basis our average realized gas cost was $3.07 per MMBtu.  An average realized urea price was $343 a ton.  What this shows is, even with the challenging market conditions of the past 12 months, this business is very profitable and generates a significant amount of EBITDA. Regardless of all the noise going on around us, and the fears in the market, those who take more than just a cursory look at our performance will recognize the following incontrovertible fact:  Our business continues to run well, and we continue to deliver the EBITDA.

I would now like to pivot from the quarter and speak about the bright future of CF Industries.  Over the last few months, we have announced several strategic moves which will deliver significant growth in our cash-generating ability.  The completion of the capacity expansion projects, along with the three major transactions we’ve announced, is expected to increase the production capacity of CF 65% by the end of 2017.  All of these initiatives have very attractive individual return profiles, with un-levered, after-tax returns well above our cost of capital.  And when taken as a group, these initiatives are un-matched in our industry and represent an opportunity for significant near-term shareholder value creation.

On Tuesday we announced that the OCI deal has cleared the U.S. anti-trust review process.  This is a major step forward in closing this deal and upon completion, this transaction will give us the premier global footprint in the nitrogen fertilizer industry and allow us to fully leverage our global assets.  We continue to expect that we will close the OCI transaction in Q2 2016.

Our transactions with CHS are groundbreaking and should be highly accretive to our shareholders.  The product supply agreement provides us ratable offtake from a premier agricultural cooperative with which we have a long standing and productive relationship.  The deal provides CHS with up to 1.1 million tons of urea, and 580 thousand tons of UAN at market prices.  CHS’ $2.8 billion equity investment in CF Industries Nitrogen, LLC, provides them an opportunity for achieving manufacturing economics via dividends and has validated the strength of our business model and the value it can create.

On the capacity expansion front, we are pleased to announce that the granular urea plant at Donaldsonville is now mechanically complete and in the process of being commissioned.  We will make an announcement when the plant has achieved stable production performance.

The Donaldsonville UAN plant is on track to start up in the fourth quarter of this year and the ammonia plant to follow in early 2016.  Port Neal is also progressing well and we continue to target a start up in mid-2016.

Finally, we completed the acquisition of the remaining 50 percent equity interest in GrowHow which has made CF the largest nitrogen fertilizer producer in the United Kingdom.  These operations are well-positioned in an import-dependent region and we are delighted that they are now fully part of the CF organization.

Taken together, these initiatives represent significant opportunities for our company and our shareholders.  Before I close I want to reiterate that our philosophy and approach to capital allocation remains unchanged from what we have said, and done in the past.  As you can see on slide 12, we expect that over the period from 2016 to 2019, we will generate significant excess cash that is unallocated.  Our first call on that capital remains investment back into the business where we can find projects within, in our strategic fairway, that have a risk adjusted rates of return well above our cost of capital.  Beyond that, excess capital belongs to, and will be returned to, our shareholders, just like we have done consistently in the past. I would like to thank our entire team for getting us to this point.  Many people have worked tirelessly over the preceding weeks and months to move our initiatives forward.  We have a very bright future ahead of us and we are just at the beginning of the journey.

With that, we will now open the line to answer your questions.  Operator?

Operator

Ladies and gentlemen, on the phone lines, if you have a question, you may press star then 1 on your touch-tone phone.  If your question has been answered or you wish to remove yourself from the queue, you may press the pound key.

Again, if you would like to ask a question, please press star, then 1 on your touch-tone phone.

One moment for questioners to queue.

And it looks like our first question in queue will come from the line of Chris Parkinson with Credit Suisse.

Chris, your line is open.  Go ahead.

Chris Parkinson

Thank you very much.  Do you realize the ammonia price during the quarter was still slightly lower than many expected, including us?  Can you just quickly comment on any differences in selling patterns here that affected your netbacks and also if you expected any benefit at all from the recent increases in Midwest ammonia prices.

Bert Frost

Good morning.  This is Bert, and thanks for your question.  You are exactly right, ammonia price was lower.  When you look at ammonia in the third quarter, it is a non-agricultural application ammonia quarter.  We may have a little bit that might bleed in from Q2 just from side dress, but it is predominantly an industrial quarter, and that was reflected in our result.

When you look at what drives many of our industrial contracts, that would be Tampa-based pricing, which was 460 in July and August and then 445 in September, so for ang average of, let’s say, in the 450s.  Taken to short term, that gets you pretty close to 400 hours, and that reflects a lot of what was driving our numbers, as well as gas-based contracts, when you have gas in the 220 to 270 range during the quarter, that drove the pricing realization lower.

Now exporters, as we mentioned in our comments, exporters sold into the spot market around 18 to 20 percent of our volume, and that came at those numbers.

And so when you roll that up, we are in line with what the international markets were — actually higher, but, you know, lower I think than what you all expected.

Chris Parkinson

Perfect.  Thank you, and just a very quick follow-up.  In addition to the increased costs you incurred during the quarter, it still looks like some costs on some line items were still fairly bloated in addition to the downside — the downtime at Woodward.  Is there any comment on how we should be thinking about your margin per ton production going forward, and any additional color?  Was there anything else that was non-recurring in the third quarter that we should be parsing out?

You know, Chris, remember that unrealized mark to market losses on the gas hedge positions, you know, roll through those numbers, so there’s almost $130 million of kind of non-operational, non-recurrent costs that show up in those numbers.  That’s one thing you have to back out.

Yes, and we also had $17 million of fixed cost resorption that was rolled through as well, Chris, during the quarter.  So — but if you step back, Chris, our plants have run with the same efficiency as they’ve always run.  Gas costs what it costs, and our gas cost profile is very good, you know, and the overheads and stuff associated with the plants are not really different today than they were before.  There hasn’t been margin deterioration.

If you look at SG&A, it’s up a little bit in the quarter, but it’s about exactly the same for the year, and that just reflects the addition — largely the addition of the GrowHow assets on a consolidated basis during the quarter.

And then the operating net line, you see that that moves up and down, but that’s mostly 4X movements for the most part and costs, and then costs associated — or expense items associated with the expansion projects.  So there’s really nothing in there of much of a story.

Perfect.  Thank you very much.

Thanks.

Operator

Thank you, sir.  Our next phone question in queue will come from the line of Vincent Andrew with Morgan Stanley.  Your question, please?

Vincent Andrew

Thanks and good morning, everyone.  Could you — I just wants to clarify the return calculation on the new projects.  You mentioned that, you know, obviously gas prices are lower than probably the last time you stated what the return profile was, but I also kind of remember back from the July 13 analyst day that in that return calculation you were assuming some improving urea prices down the road because you thought that Chinese cost curve was going to go up.  So could you just help us reconcile, you know, what gas price you are assuming now versus before and maybe what sort of breakeven into the Gulf you are assuming now versus before?

Yes.  Let me step back and talk about where we sat in 2012 when we made the decision to move forward with these projects.  At the time, the forward curve was above $5.50 per MMBtu; and, you know, that dramatically changes what the profitability of the output of these plants are.

We did anticipate at that time, based on the number of projects that had been announced and were in flight in Middle East North Africa as well as in China, that kind of 2016 was going to to be sort of the low point in the pricing curve.  And so we had put forward as Dennis mentioned in his comments a pretty conservative view of where nitrogen was going to trade over the coming years before it started kind of recovering at the back end of ‘17 and into ‘18, and so nothing really that’s happened in the marketplaces is all that dramatic, other than the fact that, overall, the global cost inputs for all hydrocarbons have shifted down.  But if you look at kind of the effective impact on the margin that we’re realizing, it is not that dramatically different.

And as such, you know, there’s been a little bit of deterioration, particularly in Port Neal, because that’s where the brunt of the cost increases have occurred, but the Donaldsonville project is still pretty darn close to where we had made the original calculations for a return on that.  And so as a result, both projects end up kind of solidly in the mid-teens return.

Vincent Andrew

Okay, that’s really helpful.  Can I just ask you separately, you know, post this whole thing with Volkswagen, does anything change with the Beetle exhaust fluid opportunities sat over time?

Tony Will

Actually, it’s going to be positive.  We are still following that, we just participated in the energy conference here in Chicago.  And what the implications mechanically will be for these engines that are already in the market that will be recalled, and then for changes to the existing structure of the power unit going forward.  So we do see that as a positive step for DEF.

DEF continues to grow in the 30 to 40% range per year.  We’re actively participating, actively growing, actively growing our production, as we already announced for Courtright and Donaldsonville, and that’s a very positive light for us, going forward.

Okay, thanks very much.

Operator

Thank you, sir.

Our next phone question comes from Steve Byrne with Bank of America.  Your line is open.  Please go ahead.

Steve Byrne

Okay, thank you.  Can you quantify how much ammonia and UAN you have sold forward and how are those pricing outlooks compared to current spot prices?

Bert Frost

Good morning.  Hess O4 — we normally don’t give exact numbers, although I did say 3 million tons was done in the second end of the third quarter for UAN fill program.  The fill program is at the end of the season, and then that pushes us through, generally, November-December.  We have continued to take sales after the fill program so we have a very healthy order book for the UAN — for our UAN position going forward and are continuing to participate in the domestic as well as the international market.

As you can see from our price realization at $241 relative to today’s NOAA prices that are published in the publications we think that is an incredibly positive position and we are going to continue to build on that.

For ammonia, the fall season is just starting.  We had a pretty good day yesterday with shipments just out, but we are adherents and advocates for the 4R program, the PTFI and other industry participants are advocating to farmers.  And the crux of that is applying the ammonia when the ground temperature is 50 degrees.  And today as we sit in sunny Deerfield, it’s supposed to be 70.  So we look at the ammonia season as being delayed, but we have a lot of products sold forward and ready to be applied in November.

If you look at the 30-day forecast which we tend to follow probably every hour these days, you have positive temperatures in the 50s during the daytime into the first week of December.  So I think we have a lot of runways still to go, and product is positioned; and I think this really gives the advantage to CF because of our terminal system, we are able to supply and be fully supplied when that condensed time does take place.  And I think this year it could be a week to ten days, if the majority of our ammonia goes out.  So we are prepared, and price realization we think will be positive.

The other benefit, Steve, is it looks like the crop is coming up the field in about the normal time frame, or, in fact, largely off.  And so it looks like a pretty good runway here in front of us for a really strong application season in the fall, given the mild temperatures.  So we are really, you know, pleased with where we are positioned.

And if we can roll forward a year in anticipation of the OCI deal closing, what fraction of Donaldsonville production do you think you might be in a position to export with higher netbacks, and how that might vary seasonally and by what product?

So you know, Steve, I think as we sit here today, based on the dock configuration, we are able to export approximately 50% of the D’ville production.  We have enough dock space down there that it looks like something we want to increase for a, you know, not that dramatic cost.  We can dredge the channel a little bit, do some infrastructure improvements, and increase our export capacity.

So we’ve got a fair bit of flexibility in terms of export capability there.  I would say, you know, initially we’re going to kind of continue to ramp up, versus where we are.  But a lot of it just has to do with what is the net kind of — we are not really thinking about it from a netback margin perspective anymore; we are thinking about it from a netback, after-tax, cash-flow perspective.  What we are going to be maximizing, you know, is a little bit of a different calculus than what we have done in the past, which was focus on EBITDA and margin.  We are going to look at what is the best possible after-cash tax position.  And that might on the margin lead us to tapping into international opportunities if they look attractive.  But it’s really going to be an at the moment decision based on the different global market conditions and where we can maximize our cash returns.

Steve Byrne

Very good.  Thank you.

Operator

Thank you, sir.  Next in line is Don Carson with Susquehanna.

Please go ahead.  Your line is open.

Dan Carson

I would like to ask you about your urea outlook.  You have commented that you think prices have bottomed here and perhaps stabilized out.  A year ago we were at 312.  Now we are at about 345, 350 with the NOLA urea.  You know, you hit the trough earlier.  Do you see a bounce quicker?  I mean, last year we didn’t get much of a bounce until early April.  I was wondering what kind of a — are you seeing enough attractive forward-sale opportunities in your sale of urea to be able to put together a decent forward book there?

Bert Frost

So right now, you are right, NOLA has been hovering into the 240s, 250s.  We have been realizing a different range of price structure based on where we’re selling and how we’re selling.  But I do see some positive things coming, as I mentioned in my comments with the situation today in China, what we expect profitability or lack thereof is for the marginal producer, the anthrocite coal producer.

But when you look around the globe, we do believe there is sufficient supply available, and the cost curve has moved a little bit lower.  So we may be stabilizing in that 250 to 285.  But I do expect to see some spikes, but there is — as we can see from the inventory chain, not a lot of inventory is being built in North America as well as in Europe, and we expect demand to continue to be strong in India.  So there are good demand points.

I don’t see Brazil coming back this year.  I think, as we said, 38% down year over year, I think we are entering their higher-demand season — October, November, December, January — for the second crop corn.  So I will say it will stay in a range, a little bit of range down this year due to capacity.  And then as Tony mentioned, we are fairly positive going forward in the out years of what can take place.

Dan Carson

Thank you.  And then shifting to a different subject.  On your gas hedging strategy, you are basically a hundred percent of your needs; you are locked in for 2016.  Is that the philosophy now, to lock in all your needs?  Or do you ever want to have some exposure to take advantage of a potential dip in pricing?

Tony Will

Yeah, Don, we haven’t really changed our philosophy at all in terms of the forward hedge.  As we sat earlier in, you know, in 2015, we looked forward, and we could lock most of ‘16 at basically $3 flat.  We have been historically criticized for being too slow to lock in gas because people have said it takes risk off the table.

When we saw a forward price at 3 bucks for the year, we thought this actually makes a fair bit of sense.  And we didn’t do it all at once; we kind of stepped our way into it over a couple of different traunches.  But over the long run, we think $3 is a pretty darn good cost, and generally speaking, if you are drilling in dry-gas fields, we think that is below the replacement cost of new production.  It may be lower than that or substantially lower than that in some of the west plays, but in a dry-gas area.

So that was part of the rationale as we thought about locking that position in.  As we look forward, you know, we think the ‘17 and ‘18 curve is under pressure a little bit by where the current storage position is in the U.S., and we would expect in the end to continue to increase.  So while the positions were sitting in ‘17 and ‘18 are underwater relative to where the market is trading today, I don’t think they were bad decisions to enter into, in hindsight.

The other thing I want to point out is, we have not hedged the gas associated with the OCI production.  So between the Beaumont facility and the Lever facility, there is a fair bit of increased gas consumption that we have in North America, and that remains completely unhedged and in ‘16, ‘17, and ‘18 as well.

Thank you.

Operator

Thank you, sir.  Next in queue comes from Joel Jackson with the BMO Capital Markets.  Please go ahead, your line is open.

Joel Jackson

Hi and good morning, thanks.

Just following that, I don’t know if you’re hedged on gas in U.K.  Could you elaborate on that, what your strategy is going forward?  Thanks.

Tony Will

Yeah, good morning, Joel.  We have currently not hedged gas in the U.K.  It is something we are spending a fair bit of time looking at and evaluating.  Similarly, we haven’t done any kind of forward hedges for the gas that we’re going to be needing at Helene in the Netherlands as well.

Gas currently in the U.K. is trading sort of in and around $6, and it’s kind of up to 6.50 on a forward.  It is relatively flat, so as we look at that, you know, it’s attractive relative to historical.  There’s good margin to be had at that sort of gas price, and it’s something we’re looking at but we haven’t jumped into that so far.

Joel Jackson

Okay.  Just following up on something I think Bert was talking about.  So I mean the big thing this year is that NOAA urea is really not trading any premium to China.  Can you talk about that this year and as the expansions come on in U.S.?  When you talk about the 250, 285, meaning it’s your view that’s the trading range of urea over the next year as opposed to sort of a floor level?  Thanks.

Bert Frost

Yeah, it’s an interesting conundrum as we look and watch these markets develop.  I think you are seeing we are just in a time of change, and a lot of products have come on and more products will be coming on, and we have to find a balance in the markets.  There are times when NOAA has traded below international parity, and obviously we watch that with interest; and when it’s above, we want to participate at a greater share.  And so there are some tactical moves we’d like to make internally with where we position product, where we sell, and how we sell.  But I think today, with — and you look at the paper market and you look at what the forward markets are offering, we seem to be range-bound at least through 2015, and I think some of the other changes will come as a result of inventory decisions, buying decisions.  But I do think, as I said earlier, some positive points moving forward with demand coming out — I think increased demand coming out of India.  I hope in 2016 we see a return to Brazil.  That plant that is in Monte Ver Sul will not be operating for years, so the 5 million tons of demand in Brazil will probably be there and return to some other markets.  And I don’t think the Chinese anthrocite coal producer can continue to produce at their current rate of production, and we are seeing that reflected in operating rates in China.

And so when you look at the 13.6 million tons exported last year — we’re estimating 12 million tons this year — I expect that to slowly wind down to probably an acceptable rate in the 5 to 10 million tons longer term, which sets up available options for CF.

The other point, Joel, that I would like to bring up, is, you know, as you sort of rewind the clock, you can look forward and see there was with this ongoing tail of new plants that were coming online in China and Middle East NOrth Africa.  That sort of tail, by the time we get to the middle of next year, is largely empty from their going forward.  The U.S. plants will be online.  Most of the Chinese plants will be, you know, completed and operating.

So there has been a pretty significant build that’s left this overhang, this capacity, and the marginal stuff swings on and off, depending upon where price is; and as you say, it sort of puts a relative cap on where prices get to before the marginal producer swings back into production again.

The global nitrogen demand is growing about 2% per year, and that requires four to five world-scale ammonia complexes being brought on every year just to meet what the demand is.

And so, as we look forward and the existing capacity gets absorbed into the marketplace, any kind of rebound in the Chinese economy with the attendant increase in coal prices there, all of a sudden makes, you know, this marketplace shift into a different dynamic from a really overt, heavily supplied position to one where there’s some price appreciation.  So, you know, we think this is kind of a tough area to get through; but even if these ranges were highly, highly profitable, and as we get into a recovery mode, we will participate in that very nicely.

Joel Jackson

Thank you very much.

Operator

Thank you.  Next in queue is Adam Samuelson with Goldman Sachs.  Please go ahead with your question, please.

Adam Samuelson

Thank you.  Good morning, everyone.  Maybe a question on the ammonia market.  I wanted to get your thoughts on what would happen as you get into early ‘16 if Iranian sanctions are lifted and you start to see more Iranian ammonia onto world markets and maybe on a related topic how you are thinking about availability from the Black Sea and turning that over the next six to twelve months.  Thanks.

Bert Frost

That is an issue we are following when the sanctions are lifted.  We have already seen exports out of Iran increase by I think a million tons and that could be possible be a further million tons of urea, not necessarily ammonia.  There are discussions we know with some Indian producers to look at possibly putting up a new plant, probably three to four years down the road.  But Iran sits on a lot of gas, and it makes sense for them to modify that gas and they will be a competitive producer and participant, but I think the ammonia would stay more in the Asia marketplace, and does that push back Black Sea product or Ukranian production?  Not much of that is going there today.

So looking at the second part of your question, what happens to Black Sea and Ukranian production, a lot of that is going to depend on what goes forward with some of the geopolitical issues there, but I do think that gets back out — I think Trinidadian supply continues to move forward into Florida and into Europe and maybe even South America with some of the movements taking place today.

Ammonia as well.  We have hit a low point in the market where Tampa is positioned today, and so we are continuing to watch that participate and use the benefit of our terminaling system, be able to store product, move product, and be able to participate at a greater degree of the agricultural markets in Q4 and Q2 of next year.

Adam, as we look at Trinidad going forward, we continue to think that gas is going to be in the neighborhood of 10, 15% curtailment in the point leases like it’s been over the last year or so, and we don’t really see any kind of catalyst for additional production coming online in Trinidad.  Given how low ammonia price is, and most of those gas contracts are end-product linked that the net realized price to NGC and gas producers is lower than the incremental cost to bring it on new production there.  So there is not a catalyst to bring on new production.  We think those plants are going to continue to run well below what their rate is capable of running, ,and that certainly helps from the standpoint of an overall FNE balance.

Adam Samuelson

That’s helpful.

On a related point, do you think as new capacity in the U.S. gets built out as Mosaic starts to source meaningful increments of their ammonia needs from you guys as opposed to the Tampa or the Black Sea, that U.S. Gulf has to reflect freight from the Ukraine longer term?

Bert Frost

I think there are a lot of things driving.  That is also a point of change for the industry.  Tampa has always been a price-setting mechanism for this hemisphere, and you are right, there will be changes.  We have almost a million-ton supply combined with our Trinidadian contract for Mosaic.  But you have to remember that OCP is also increasing production with their diammonium phosphate, monoammonium phosphate production.  So a lot of that ammonia can be sourced from Ukraine or shooting over from Trinidad, and there have been — some of our colleagues in the industry have already signed some contracts for that ammonia supply.

So I think that longer term, yes, when our contract starts in 2017 — and actually some of our other contracts that position CF well, being Orica, CHS — we think if all of those are part of our strategy to position ourselves in what we think is going to be a good market for CF, in all four products.

Adam Samuelson

Okay.  That’s helpful.  Thanks a lot.  Thanks.

Operator

Thank you, sir.  Next up is Jeff Zekauskas at JPMorgan.  Please go ahead.

Jeff Zekauskas (phn)

Thanks very much.  When you allocate your mark to market losses for gas hedges across your segments, does one segment or another segment get disproportionately affected?  Or how does one think about distributing the mark to market losses across the segments?

Tony Will

Yes.  So the way we look at that, Jeff, I think a good way to think about it is, it is basically a — if you think about it, around $40 a ton, so this quarter, if you think about the mark to market that is embedded in the cost of goods sold for each segment it varies by segment but if you look at across the whole business it is about $40 per ton and is going to be based effectively, if you look at the gas content of on each of the products.

You know, obviously, most of that goes into ammonia and then as ammonia rolls into the upgrade, it carries that additional cost with it.  So as Dennis says, it really goes as a function of the nutrient content or the end content in each of the products.  So ammonia is going to carry, you know, the biggest proportion of that on a per-ton basis, and then it’s going to work its way down.

Yep.

Jeff Zekauskas (phn)

Thanks.  And then I think Bert was commenting at the beginning of the call, but maintenance capital expenditures were around 600 million, and I thought that previously had you spoken of maintenance castback as 500.  There is a reason why there has been an alteration, or are these just round numbers?

Tony Will

Yeah.  So generally speaking, the system that we have today runs on a sustaining cap access, kind of just keep the lights on basis, of about $350 million a year.  And what we spend, above that, generally speaking, are things that are improvements.  So we are putting about $60 million into the Yazoo City facility, in order to be able to convert AG a on production in order to serve the Orica plant and make sure we have that plant fully loaded going forward.

We are doing some DEF expansion projects, in Courtright and in Donaldsonville, so we can add capacity to DEF.  We are doing some DCF implementations, to improve our control environment and safety in a number of our facilities.  Those things are on top of it.

So as you look — and by the way, a lot of those projects have pretty significant positive return profiles associated with it.  So the 600 million that we are spending next year is — all of that stuff bundled together, outside of the capacity expansion stuff, of which, kind of 350 is “keep the lights on.”  The rest of it has a pretty good return profile to it.

Okay.  Great.  Thank you so much.

Operator

Thank you, sir.  Next up is Michael Piken with Cleveland Research.  Please go ahead, sir; your line is open.

Michael Piken

Yeah.  Good morning.  I just wanted to discuss a little bit about sort of your thoughts on the demand by region, particularly for the fall.  I understand the Midwest volumes are probably going to be good with the weather windows but maybe if you could just talk about the delta, the southwest and some of the other areas where they have had a little bit more weather issues.

Bert Frost

If you look at it by region, generally the Q4 application season is ammonia-focused, and we start in Canada, and then move south as the weather cooperates.  And we’ve had an adequate season in Canada out of our three terminals, as well as our plants moving that product to the ground.

I would expect, like I said earlier, we had a pretty good day yesterday; but we are still not at full shipping rates out of the terminals.  So you will start seeing the Dakota, and Iowa, and Nebraska, places like that kicking off here shortly.

The Kansas, Oklahoma, Texas region probably already had part of their ammonia season go in Q3 focused on wheat, wheat pre-plant.  So that’s more of a July, August September application.  As I mentioned, our Woodward plant was down, so we were unable to participate in a lot of that shipment season.

In Texas, for some of the corn acres, they have had a lot of good moisture, and we are pretty pleased to see with some of the rains that have come through.  That is also good for the Midwest, which allows for the ammonia to set, so a good moisture profile in the soil that allows your applications to move forward.

In the delta, I can’t really comment too much in that region.  We are getting ready for ammonium nitrate in the Southeast and in the delta region.  Other than that, that’s pretty much all I can comment.

Michael Piken

Okay.

Bert Frost

And then all in Q1 and Q2.

Michael Piken

Okay, terrific.  And then if we do end up having a bigger ammonia run, as you guys sort of anticipate nationwide, how does that impact your thinking on what UAN volumes might look like in the first half of next year?

Bert Frost

When you look at ammonia over time, it is fairly consistent.  We are projecting 4.7 million tons.  It has been a little over 5 in years past when we had some higher acres numbers.  But we see acres recovering into the 90 million range, 90, 91.  So I think with the pricing structure that’s available to a farmer and through the retail system, it’s pretty attractive to apply ammonia.  But we have to think of all the three major products in conjunction — or together, on an end value.  And so you can’t get too distanced from what ammonia is for urea and UAN.  And we are mindful of that, and we are keeping our pricing in line with historical averages.  So we’re fairly positive on UAN demand and what will take place for Q1-Q2.

Okay.  Thank you.

Operator

Thank you.  The next question in queue comes from P.J. Juvekar with Citi.  Please go ahead; your line is open.

Dan Jester

Good morning, guys.  It is for Dan Jester on for PJ.

Given the comments today about a bit more inflation in your project cost as you get closer to the finish line, has OCI informed you of any cost increase or delays to their project in Iowa or the methanol plant in Texas?  And if so, who would be responsible for addressing those higher costs?

Tony Will

Yeah, Dan, so the contract that we have with OCI puts an absolute dollar limit cap on the amount of cost that kind of gets transferred to us from the completion, actually, of both of those facilities.  So we know what the feeling is in both cases.  And at least with respect to Weaver, my understanding is OCI has a fixed-dollar cap limit for the construction piece with the construction company that they’re using.

So it really at this point is kind of on the contractors’ nickel, once they — you know, there’s a little bit of cushion in there, that once they are through that cushion, it is all on the contractor’s nickel.

So we’re kind of dollar-certain in terms of at least the top end of the cost.  If it comes in lower than that, it will be a favorable surprise to us; but we are anticipating and modeling, assuming we are going to bear the ceiling on those costs on this project.

Dan Jester

Great.  I think we have touched on this a couple times on the call already, but I just want to you clarify.  The 12 million tons of Chinese exports that you are thinking about this year for urea, is that a good run rate to think about out going into 2016?  Or is there a possibility that that can come down again?  Thanks.

Bert Frost

Well, if you look at China, every year is an anomaly, when you see their numbers ramp up from 0, 2, 4, 8 million tons, 13 million tons; and so we are modelling this year coming down to 12.  I think based on, again, cost structure, market, optionality, and how we see the market developing, I think that’s a declining run rate, but I’m not comfortable giving you a specific number.

Dan Jester

Okay.  Thank you.

Operator

Thank you.  And just as a reminder, to queue up with a phone question, you may press star, then 1, from your touch-tone phone.

And it looks like our next question will come from the line of Andrew Wong with RBC Capital Markets.  Please go ahead, sir; your line is open.

Andrew Wong.

So from your prepared remarks, I think you mentioned OCI’s close expectation is mid 2016.  Is that any different from prior expectations?  And can you just talk about what needs to be done for that transaction to be closed?  And when the transaction closes, does that mean you can start doing the repurchases right away?

Tony Will

Yeah, Andrew, so, you know, we’ve got the antitrust clearance now in the U.S.  We filed our final filing for European antitrust clearance.  And so really, the kind of the long pull and the tent on this whole process revolves around kind of the SEC process form, getting the S4 offering document through the SEC review period and process, and having an effective document that we can send to shareholders.

As soon as that goes to shareholders as effective, we can post our annual meeting date or our special meeting date.  We will have the meeting for the vote on both the OCI and the CF side.  And then, according to Dutch law, there’s a 60-day wait period following the approval of the shareholders for a reduction in capital in the OCI business to give their creditors a chance to be notified appropriately.  So it’s really kind of the wait period between notice of the annual — of the shareholder meeting, having the shareholder meeting, and then the 60-day creditor notice that pushes this out likely in the kind of the 2Q time horizon.  Part of that depends on how quickly we can get through the SEC review period on the S4, but we are certainly working very diligently on trying to expedite that process as much as possible.

And then, once we’re closed, you know, as long as we are not in the dark window or the blackout window around a quarter, sort of between the quarter closing and announcing results, that type of thing, the window is open and we will be able to go ahead and initiate share purchases at that point.

Andrew Wong

Okay, that’s great.

Then, just switching gears a little bit over to Woodward, I think in the past you have done a really good job in minimizing disruptions in the normal plant turn-around, but impact from Woodward seemed to be more than expected.  Was the turn-around longer than expected?  And going forward, can we expect any sort of guidance around maintenance more than the usual-type stuff?

Tony Will

Thanks.  On Woodward this year it was a pretty major turn-around.  This was really the first opportunity that we’ve had to go in and kind of convert the plant over to the CF standards for doing things.  So we implemented a full DCS system in the Woodward plant.  We did a complete reharp of the reformer, and then there was just a fair bit of found work from things that, you know, in the preceding period before we owned the plant, had not really kind of been kept up to our standards.

And, so as a result of the found work, it did extend a little longer than what was originally planned, and the costs were a bit higher.  That led then to then the fixed cost absorption that we had to go through.  But, you know, our focus is:  Make sure the plants are safe, make sure we can get high onstream and reliability out of them.  We feel very good about the state of that plant on a go-forward basis, so we will be able to run it hard.

Andrew Wong

And any potential for guidance going forward on any sort of like extended turnarounds?

You know, we generally speaking don’t provide a lot of turn-around information.  Part of that is because, you know, we have managed very carefully kind of what our inventory position is and how we satisfy our customers’ requirements.  And, you know, we don’t think it necessarily helps to give all of our competitors that sort of detail around how to plan for what our production looks like.

Dan Jester

Okay.  Well, that’s fair.  Thank you.

Operator

Thank you, sir.  And at this time, it does conclude our time for questions.  I would like to turn the program back to Dan Aldridge for any additional or closing remarks.

Dan Aldridge

Thank you.  That concludes our call for today.  I am available for follow-up questions.  Thanks, everybody, for your time and interest.

Operator

Thank you, presenters, and thank you to all the participants for joining us today.  This will conclude our call.  Thank you, and have a wonderful day.

(End.)

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses and certain other assets (the “Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; an inability to achieve, or a delay in achieving, the expected benefits of the GrowHow transaction as contemplated; difficulties associated with the integration of GrowHow; unanticipated costs or liabilities associated with the GrowHow transaction; and the risk that disruptions from the GrowHow transaction as contemplated will harm relationships with customers, employees and suppliers; potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that the Company, OCI and the new holding company (“New CF”) for the OCI Transaction are unable to obtain governmental and regulatory approvals required for the OCI Transaction, or that required governmental and regulatory approvals delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the businesses of the Company and the Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the Business or the Company, may not be available on a timely basis and on reasonable terms; the risk that the Business is unable to complete its current production capacity development and improvement projects on schedule as planned and on budget or at all; the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the Business are unable to retain and hire key personnel; the effect of future regulatory or legislative actions on New CF, the Company and the Business; the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; unanticipated costs or liabilities associated with the OCI Transaction-related financing; and the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations. Other important factors, relating to the CHS Strategic Venture, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties arising from the possibility that the consummation of the CHS Strategic Venture as contemplated may be delayed or may not occur; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission, including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the Investor Relations section of the Company’s web site. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.